Exhibit 99.1

Commission File Number 001-31914

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board” or “Board of Directors”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting held on Wednesday, 28 June 2023 (the “AGM” or “Meeting”). All resolutions were duly passed.

I.	VOTING RESULTS AT THE AGM

The AGM was held on Wednesday, 28 June 2023 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the AGM, the total issued shares of the Company were 28,264,705,000. With respect to Resolution No. 8 proposed at the AGM, China Life Insurance (Group) Company holding a total of 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued shares of the Company, was required to abstain and had abstained from voting on such resolution, and the shares held by it were not counted towards the total number of shares entitling the shareholders to vote in respect of such resolution. As a result, independent shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued shares of the Company, were entitled to attend and vote on Resolution No. 8 at the AGM. With respect to other resolutions proposed at the AGM, shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on such resolutions at the AGM. Save as disclosed above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM.

Commission File Number 001-31914

Shareholders and authorized proxies holding a total of 21,917,742,922 voting shares of the Company, representing 77.544566% of the total voting shares of the Company, attended the AGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the requirements of laws and regulations including the Company Law of the People’s Republic of China (《 中華人民共和國公司法》), the Securities Law of the People’s Republic of China (《 中華人民共和國證券法》), the Rules for Shareholders’ Meetings of Listed Companies (《 上市公司股東大會規則》), the Self-regulatory Guidelines for Listed Companies on the Shanghai Stock Exchange No. 1 – Regulation of Operations (《 上海證券交易所上市公司 自律監管指引第1號——規範運作》), as well as the relevant provisions of the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	36

including: number of holders of A Shares	35

number of holders of H Shares	1

Total number of shares with voting rights	21,917,742,922

including: total number of shares held by holders of A Shares	19,382,548,344

total number of shares held by holders of H Shares	2,535,194,578

Percentage to the total number of shares with voting rights (%)	77.544566

including: percentage of shares held by holders of A Shares (%)	68.575095

percentage of shares held by holders of H Shares (%)	8.969471

Note: The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the holders of A Shares who attended the Meeting by way of online voting.

Executive Director Mr. Zhao Peng was elected by the majority of the Board members to chair the Meeting. Eight out of the nine Directors of the Company attended the Meeting, while Chairman of the Board and Executive Director Mr. Bai Tao was unable to attend the Meeting due to other business commitments. All five Supervisors of the Company attended the Meeting. Certain members of the Senior Management and the Board Secretary of the Company also attended the Meeting.

Commission File Number 001-31914

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares

As ordinary resolutions
1	To consider and approve the report of the Board of Directors of the Company for the year 2022	Holders of A Shares	19,382,471,044	99.999601	0	0.000000	77,300	0.000399	19,382,548,344
		Holders of H Shares	2,529,064,252	99.758191	2,230,000	0.087962	3,900,326	0.153847	2,535,194,578
		Total	21,911,535,296	99.971678	2,230,000	0.010174	3,977,626	0.018148	21,917,742,922
	The resolution was duly passed as an ordinary resolution.
2	To consider and approve the report of the Board of Supervisors of the Company for the year 2022	Holders of A Shares	19,382,471,044	99.999601	0	0.000000	77,300	0.000399	19,382,548,344
		Holders of H Shares	2,529,064,252	99.758191	2,230,000	0.087962	3,900,326	0.153847	2,535,194,578
		Total	21,911,535,296	99.971678	2,230,000	0.010174	3,977,626	0.018148	21,917,742,922
	The resolution was duly passed as an ordinary resolution.
3	To consider and approve the financial report of the Company for the year 2022	Holders of A Shares	19,382,469,944	99.999596	0	0.000000	78,400	0.000404	19,382,548,344
		Holders of H Shares	2,529,064,252	99.758191	2,230,000	0.087962	3,900,326	0.153847	2,535,194,578
		Total	21,911,534,196	99.971673	2,230,000	0.010174	3,978,726	0.018153	21,917,742,922
	The resolution was duly passed as an ordinary resolution.
4	To consider and approve the profit distribution plan of the Company for the year 2022	Holders of A Shares	19,382,547,244	99.999994	0	0.000000	1,100	0.000006	19,382,548,344
		Holders of H Shares	2,534,885,252	99.987799	1,000	0.000039	308,326	0.012162	2,535,194,578
		Total	21,917,432,496	99.998584	1,000	0.000004	309,426	0.001412	21,917,742,922
	The resolution was duly passed as an ordinary resolution.
5	To consider and approve the remuneration of Directors and Supervisors of the Company	Holders of A Shares	19,381,362,437	99.993882	1,185,907	0.006118	0	0.000000	19,382,548,344
		Holders of H Shares	2,504,266,785	98.780062	30,619,467	1.207776	308,326	0.012162	2,535,194,578
		Total	21,885,629,222	99.853481	31,805,374	0.145112	308,326	0.001407	21,917,742,922
	The resolution was duly passed as an ordinary resolution.
6	To consider and approve the appointment of auditors of the Company for the year 2023	Holders of A Shares	19,382,548,344	100.000000	0	0.000000	0	0.000000	19,382,548,344
		Holders of H Shares	2,532,656,252	99.899876	2,230,000	0.087962	308,326	0.012162	2,535,194,578
		Total	21,915,204,596	99.988419	2,230,000	0.010174	308,326	0.001407	21,917,742,922
	The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
7	To consider and approve the formulation by the Company of the Provisional Measures for the Administration of Recovery and Deduction of Performance-based Remuneration of Directors, Supervisors, Senior Management and Personnel in Key Positions	Holders of A Shares	19,382,547,244	99.999994	1,100	0.000006	0	0.000000	19,382,548,344
		Holders of H Shares	2,534,885,252	99.987799	1,000	0.000039	308,326	0.012162	2,535,194,578
		Total	21,917,432,496	99.998584	2,100	0.000009	308,326	0.001407	21,917,742,922
	The resolution was duly passed as an ordinary resolution.
8	To consider and approve the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds to be entered into between the Company and China Life Investment Management Company Limited, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2025 relating thereto	Holders of A Shares	59,018,344	100.000000	0	0.000000	0	0.000000	59,018,344
		Holders of H Shares	2,534,885,252	99.987799	1,000	0.000039	308,326	0.012162	2,535,194,578
		Total	2,593,903,596	99.988076	1,000	0.000039	308,326	0.011885	2,594,212,922
	The resolution was duly passed as an ordinary resolution.

Received relevant reports
	To receive the duty report of the Independent Directors of the Company for the year 2022	/
	To receive the report on the overall status of connected transactions of the Company for the year 2022	/

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Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of holders of A Shares who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No. 3 to No. 6 and No. 8 proposed at the AGM as follows:

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions

3	To consider and approve the financial report of the Company for the year 2022	58,939,944	99.867160	0	0.000000	78,400	0.132840

4	To consider and approve the profit distribution plan of the Company for the year 2022	59,017,244	99.998136	0	0.000000	1,100	0.001864

5	To consider and approve the remuneration of Directors and Supervisors of the Company	57,832,437	97.990613	1,185,907	2.009387	0	0.000000

6	To consider and approve the appointment of auditors of the Company for the year 2023	59,018,344	100.000000	0	0.000000	0	0.000000

8	To consider and approve the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds to be entered into between the Company and China Life Investment Management Company Limited, the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2025 relating thereto	59,018,344	100.000000	0	0.000000	0	0.000000

The full text of resolutions is set out in the circular and notice of the AGM dated 24 May 2023.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	DISTRIBUTION OF FINAL DIVIDEND

The Company will distribute a final dividend (the “Final Dividend”) of RMB0.49 per share (equivalent to HK$0.53321 per share) (inclusive of tax) for the year ended 31 December 2022 to holders of H Shares whose names appear on the H Share register of members of the

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Company on Wednesday, 12 July 2023. According to the Articles of Association of the Company, the Final Dividend will be denominated and declared in Renminbi, and the Final Dividend on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.918954: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of the Final Dividend by the AGM.

The H Share register of members of the Company will be closed from Friday, 7 July 2023 to Wednesday, 12 July 2023 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the Final Dividend, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 6 July 2023.

The Company has appointed Computershare Hong Kong Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the Final Dividend declared for payment to holders of H Shares. It is expected that the Final Dividend will be distributed by the Receiving Agent on Thursday, 24 August 2023. Relevant cheques will be dispatched to holders of H Shares entitled to receive the Final Dividend by ordinary post at their own risk.

III.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Overseas Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China (《 中華人民共 和國企業所得稅法》) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the Final Dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the names of non- individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Overseas Shareholders

Pursuant to the Individual Income Tax Law of the People’s Republic of China (《 中華人民共和 國個人所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the Final Dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

Commission File Number 001-31914

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of the Final Dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of the Final Dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

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IV.	PROFIT DISTRIBUTION TO HONG KONG INVESTORS INVESTING IN A SHARES VIA THE SHANGHAI STOCK CONNECT PROGRAM

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, the Final Dividend will be distributed in Renminbi by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate under such tax treaty will be refunded. The record date and the date of distribution of the Final Dividend and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the holders of A Shares of the Company. The Final Dividend is expected to be paid by Thursday, 13 July 2023 to the holders of A Shares whose names appear on the A Share register of members of the Company on Wednesday, 12 July 2023. The Company will announce separately on the Shanghai Stock Exchange the details of the arrangements regarding the distribution of the Final Dividend to the holders of A Shares.

V.	PROFIT DISTRIBUTION TO MAINLAND INVESTORS INVESTING IN H SHARES VIA THE HONG KONG STOCK CONNECT PROGRAM

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the Final Dividend distributed by the Company and distribute such Final Dividend to the relevant investors through its depositary and clearing system. The Final Dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in Renminbi. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the holders of H Shares of the Company. The Final Dividend is expected to be paid on Tuesday, 29 August 2023 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《 關於滬港股票市場交易互聯互通機 制試點有關稅收政策的通知》（財稅[2014]81 號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127)（《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127號）） promulgated on 5 December 2016, the Notice of the Ministry of Finance, the State Taxation Administration and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78)（《財政部 稅務總局 證監會關於繼續執行滬港股票市場交易互聯互通機制有關個人所得稅政策的通知》（財稅 [2017]78號））promulgated on 17 November 2017, the Announcement on the Continued Implementation of the Individual Income Tax Policies on the Inter-connected Mechanisms for Trading on the Shanghai and Hong Kong Stock Markets and for Trading on the Shenzhen and Hong Kong Stock Markets and on the Mutual Recognition of Funds between the Mainland and Hong Kong (Announcement No. 93 in 2019 of the Ministry of Finance, the State Taxation Administration and the China Securities Regulatory Commission)（《關於繼續執行滬港、深港股票市場交易互聯互通機制和內地與香港基金互認有關個人所得稅政策的公告》（財政部 稅務總局 證監會公告2019年第93號））promulgated on 5 December 2019, and the Announcement on the Continued Implementation of the Preferential Individual Income Tax Policies (Announcement No. 2 in 2023 of the Ministry of Finance and the State Taxation Administration)(《關於延續實施有關個人所得稅優惠政策的公告》（財政部 稅務總局公告2023年第2號）) promulgated on 16 January 2023:

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For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the Final Dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the Final Dividend pursuant to the above provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold income tax in the distribution of the Final Dividend and the Mainland enterprise investors shall file the tax returns on their own.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 28 June 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang

Non-executive Directors:	Wang Junhui, Zhuo Meijuan

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie